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         SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549 ------
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                           SCHEDULE 14D-9
                SOLICITATION /RECOMMENDATION
         STATEMENT UNDER SECTION 14(D) (4) OF THE
         SECURITIES EXCHANGE ACT OF 1934
               --------------------------------
               AMERICAN REPUBLIC REALTY FUND I
               (Name of Subject Company)
                ------------- -------------------

               AMERICAN REPUBLIC
               REALTY FUND I
               (Name of Persons Filing Statement)
               ---------------------------------

               LIMITED PARTNERSHIP
               INTERESTS
               (Title of Class of Securities)
              ----------------------------------

                    NOT APPLICABLE
          (CUSIP Number of Class of Securities)
          -------------------------------------


     ROBERT J. WERRA
          General Partner,
          American Republic Realty
Fund I
          6210 Campbell Road, Suite 140
          Dallas, Texas 75248
          (972) 380-8000
     (Name, Address and Telephone Number of
     Person Authorized to Receive Notices
     and Communications on behalf of the
     Persons Filing Statement)
       ---------------------------------------
              With a Copy to :

          Timothy R. Vaughan
          Hallett & Perrin, P.C.
          177 N. Harwood, Suite 1400
          Dallas, Texas 75201
          214-953-0053


ITEM 1.   SUBJECT COMPANY INFORMATION
  American Republic Realty Fund I, a limited partnership organized under the laws of the State of Wisconsin
(the APartnership@), is the subject company. Robert
J. Werra is the individual general partner of the Partnership. The principal executive offices of the Partnership are located at 6210 Campbell Road, Suite
140, Dallas, Texas 75248. The title of the class of equity securities to which this Statement relates is Limited Partnership Interests (the ALimited
Partnership Interests@) of the Partnership.  As of
December 31, 1999, there were 11,000 Limited
Partnership Interests outstanding.


ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON


a)   The name and business address of the
     Partnership, which is the person filing this Statement, are stated in Item 1 above, which is incorporated herein by reference.
b)   This Statement relates to a tender offer by MP Value
     Fund 4, LLC, MP Value Fund 6, LLC, Mackenzie Patterson Special Fund 3, LLC, and Previously Owned Mortgage Partnerships Income Fund 3, L.P. (collectively the Offeror) to acquire up to 3,500 Limited Partnership Interests, at a price of $50 per Interest, less the amount of any distributions declared or made with respect to the Interests between March 1, 2000 and May 1, 2000, or such other date to which the Offer may be extended (the Offer Price), upon the terms and conditions set forth in the Offer To Purchase, dated March 27, 2000 (the Offer To Purchase) and the related Letter of Transmittal (which together with the Offer To Purchase and any amendments thereto constitute the Offer). The Offer to Purchase is disclosed in the Schedule TO dated, March 27, 2000 (the Schedule TO), as filed by the Offeror with the Securities and Exchange Commission (the "SEC") on or about March 27, 2000 as amended by Amendment Number 1 to Schedule TO as filed with the SEC on or about April 13, 2000. As stated in the Schedule TO, the principal executive offices of the Offeror is located at 1640 School Street, Moraga, California 94556.
c)

ITEM 3.PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS
AND AGREEMENTS
(d) The Partnership has no material contract, agreement, arrangement or understanding between it and its executive officers, directors or affiliates, except as follows:

As reported in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Partnership has entered into a management agreement, dated as of February 1, 1991 ("the
Management Agreement"), with Univesco, Inc. a Texas corporation ("Univesco"), which is 83% owned by the General Partner. Under the terms of such agreement, Univesco acts as the managing agent with respect to the Partnership's properties and may also engage other on-site property managers and other agents to the extent it considers appropriate. For these services, Univesco receives a management fee equal to 5% of the Partnership's gross receipts and reimbursement of its administrative expenses.
During the years ended December 31, 1997, 1998 and
1999, Univesco received management fees of $126,830, $133,659 and $137,375, respectively, and an administrative fee of $10,008 in each of such years.
As a result of the foregoing, Univesco could be deemed to have a potential conflict of interest with the Offeror. To the Partnership's knowledge, the Offeror currently owns 13.1% of the outstanding
Limited Partnership Interests and, assuming the Offeror acquires all 3,500 Limited Partnership
Interests which the Offeror is seeking to acquire pursuant to the Offer, the Offeror will own an aggregate of approximately 45.1% of the outstanding
Limited Partnership Interests upon completion of the Offer. The Agreement of Limited Partnership of the
Partnership provides for removal of the General
Partner upon the vote of Limited Partners holding a majority in interest of the outstanding Limited
Partnership Interests. As a result, if the Offeror acquired, pursuant to the Offer and one or more subsequent purchases of Limited Partnership Interests by the Offeror, Limited Partnership Interests representing a majority in interest of the outstanding Limited Partnership Interests, the
Offeror could remove the General Partner and, in such event, terminate the Management Agreement.
Accordingly, the General Partner may have an interest in recommending that the Offer be rejected.
 ITEM 4.   THE SOLICITATION OR RECOMMENDATION
    (a) Recommendation. The General Partner is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer.
     (b) Reasons for Recommendations.
      At March 31, 2000, the Partnership's sole assets consisted of two real estate properties:
Forestwood and Four Winds (the "Real Property").
Based on current levels of income and expense, the Partnership believes that the Real Property has an aggregate fair market value of approximately
$13,800,000 on such date. The sole indebtedness of the Partnership consists of mortgage indebtedness secured by the Real Property in the aggregate principal amount of $10,500,000 at March 31, 2000.
Thus, the Partnership believes that the aggregate net book value of the Real Property at March 31, 2000 was approximately $3,300,000, or a net book value of approximately $300 per Limited Partner Interest. In addition, after giving effect to the repayment of all indebtedness other than the Mortgage Indebtedness, which repayment was completed on February 17, 2000, the Partnership had income (before deductions for interest, depreciation, amortization and taxes)per Limited
Partnership Interest of $35.00 per year.
          Although the Partnership's estimates of net book value and income per Limited Partnership
Interest indicate that the Limited Partnership
Interests arguably have a value in excess of the Offer Price, the Partnership is expressing no opinion of the Offer for the following reasons. Due to the relatively small number of outstanding Limited
Partnership Interests, there is not an active trading market for Limited Partnership Interests. As a result, holders of Limited Partnership Interests do not have a readily available means of liquidating their investment in Limited Partnership Interests.
Thus, even though the value of the Limited
Partnership Interests may exceed the Offer Price, the Offer does afford to holders of Limited Partnership
Interests the opportunity to liquidate all or a portion of their investment.
In addition, the Partnership's estimates of net book value and income generated by the Real Property are based on current market conditions and levels of income and expense, which are likely to change. Any such material change in market conditions and levels of income and expense would affect the value of the Real Property. There can be no assurance that the value of the Real Property will not decrease in future periods. For these reasons, the General
Partner is expressing no opinion of, and is remaining neutral toward, the Offer

          (c) Intent to Tender. To the knowledge of the Partnership, neither the General Partner nor any affiliate of the General Partner, currently intends to tender or sell Limited Partnership Interests that are held of record or beneficially by such person.
ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED,
COMPENSATED OR USED

Except for assets of the Partnership used in connection

with the preparation of this Schedule 14D-9, no officers,

class of employees or assets of the Partnership has been or

is expected to be employed or used by the filing person in

connection with the Offer, or responding thereto.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT

COMPANY

          NONE

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR

PROPOSALS

The Partnership is not undertaking or engaged in any

negotiations in response to the Offer.

ITEM 8.   ADDITIONAL INFORMATION

          NONE

ITEM 9.    EXHIBITS

     (a)            Letter, dated March 29, 2000,
from Robert J. Werra, as General Partner of the
Partnership, to the Limited Partners.

     (e)(i)         Management Agreements, dated as
of February 1, 1991, between Univesco, Inc. and the Partnership.

                  SIGNATURE.
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Robert J Werra
(Signature)

Robert J. Werra, General Partner
(Name and Title)

April 24, 1999
(Date)


March 29, 2000




Re: American Republic Realty Fund I


Dear Limited Partner,


Due  to  a  recent offer to buy Limited Partnership
interests  in Fund I, partners have requested an indication for the value of  a unit in Fund I. There  are  two properties remaining:
Forestwood and Four Winds. Their income and expenses indicate a value of approximately $35 a square foot, and $30 a square foot respectively. This puts a value of $8,600,000 on Forestwood, and $5,200,000 on Four Winds for  a  total  of  $13,800,000. They  have
mortgage  debt   of approximately $10,500,000 leaving an equity of
$3,300,000.  There are  11,000 units  of
Fund I divided by the equity  indicates  a value of approximately
$300 per unit. Now that the short term debt has been paid each unit generates about $35.00 per year in cash flow. If you have an interest in buying or selling your units please send us a letter stating your intentions and price, we will try to match buyers and sellers. The general partner is not offering to buy or sell any units and will not charge a fee for this service.



Yours truly,




Robert J. Werra
General Partner
American Republic Realty Fund I






MULTIFAMILY MANAGEMENT AGREEMENT



This management Agreement is made as of and effective the first day of February 1, 1991 by and between American Republic Realty Fund 1., d/b/a
Four  Winds Apartments, a (Wisconsin) Limited
Partnership (herein called "Owner"), and UNIVESCO
INC.,  a  Texas corporation (herein called
"Manager").

 WITNESSETH:
WHEREAS, Owner is the owner of an apartment community known as Four Winds Apartments (154 Units) located at 2150 Spencer Rd., Orange
Park, FL (hereinafter collectively referred to as the "Property").

          WHEREAS,  Manager  is  in  the business
of  operating  and managing residential multifamily
properties; and
          WHEREAS,  Owner desires to contract with
Manager to  obtain Manager's  services as an
independent contractor for the  general maintenance,
staffing, operation and management of the  Property
(and  the  employment  of  all personnel employed
in  connection therewith)  in  all respects except as
limited herein,  including matters relating to the
leasing, the maintenance of the Property, the
compliance  with  rules  and  regulations  of  all
public authorities  having  jurisdiction  over  the
operation  of   the Property,  the  maintenance  of
all  records,  the  billing  and collection  for
Owner  and in Owner's name  of  all  charges  to
residents,  the hiring, training, utilization and
supervision  of employees,  the  preparation and
filing of all required  reports, and  the maintenance
of the Property and the supplies, equipment,
furniture, furnishings and structures associated
therewith; and
          WHEREAS,  Manager  desires  to  perform
such  management functions  as  an independent
contractor in accordance  with  the terms hereof and
for the consideration provided herein.
     NOW, THEREFORE, for and in consideration of the
premises and for  the  further consideration recited
herein, Owner and Manager agree as follows:
          1.  Appointment.  Owner  hereby  appoints
Manager  as  an independent  contractor to act as the
exclusive  manager  of  the Property,  and the
Manager accepts such appointment,  subject  to the
terms and conditions set forth herein.
               2.  Term. This Agreement shall
commence as of the date first  written herein, and
shall remain in force and effect until the first day
of the following calendar month; provided, however,
that  unless  either party hereto gives notice of
termination  to the other in accordance with the
applicable notice provisions  as set  forth  herein,
or unless this Agreement otherwise terminates
pursuant  to  its  terms, this Agreement shall  be
automatically renewed on a month to month basis.
               3.  Management Standards Manager
agrees to furnish the
services  of its organization, to exercise its best
efforts,  and to    exercise  the  highest  degree
of  professional  skill  and
competence in managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.

               4.  Duties  of  Manager  Owner
delegates and Manager assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation in all respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:
               a.   Generally  to  manage the
Property so as to provide residential space to qualified tenants.

               b.   To  compile and provide to Owner
such  monthly, quarterly  and annual operating
statements as Owner may request.
               c.     To   supervise   and   perform
the   proper maintenance,  repair, equipping  and
supply of the Property.
               d.   To  hire, discharge, train,
supervise, pay  and control  all  personnel employed
at the  Property  at such  salaries as Manager may
determine, and in  such numbers  and of such
experience and skill  levels  as Manager   may  deem
necessary  to  provide  adequate management  of  the
Property it being understood  and agreed  that Owner
shall have no control or authority whatsoever over
the employees of Manager employed  at the Property.
               e.   To maintain the Property in
accordance with all applicable   rules   and
regulations of public authorities  and  to  maintain
the  operations and physical condition of the
Property in good order.
               f.   To  prepare and file all required
governmental reports, if any.
               g.   To provide  and  maintain  all
accounting, bookkeeping and record keeping relating to the operation of the Property.
               h.   To  exercise  reasonable efforts  to keep
the Property fully occupied.
               i. To institute  and  maintain a program  for
tenant billing, to bill and collect all receivables
for the account of Owner in connection with the operation of the Property, and to immediately turn over all such collected receivables to Owner. In this regard, it is expressly understood and agreed that all funds billed or collected shall be owned and controlled solely by Owner, and that Manager shall have no claim or entitlement thereto. Any such funds collected by Manager shall be received and held by Manager in trust for the benefit of Owner and shall be turned over to Owner with a proper accounting therefor as soon as practicable.
                j.   To  maintain  accurate, complete  and  separate
records   in   accordance  with  generally accepted
accounting  standards  and procedures,(including  tax
basis  accounting,) showing income  and  expenditures
relating  to the operation of the Property  and  from
which   accounts  payable  and  accounts  receivable,
available  cash,  and  other assets  and  liabilities
pertaining  to the Property can be readily identified
and  the  amounts  thereof determined  at  any  time.
Owner  shall  have the right at any  reasonable  time
through   its attorney  or  accountant  or   other
representative, or in person, to inspect the  records
kept by Manager  pertaining  to   the   Property,
including,  but  not limited to, all  checks,  bills,
invoices,   statements, vouchers, cash receipts,
correspondence  and  all  other  dealing     with the
management of the Property; and Owner shall have  the
further  right to, at his own expense, have an  audit
made  of all account books and records pertaining  to
the management of the Property.
                 k.To   furnish   such
information(including occupancy reports) as may be
requested by Owner  from
time  to time with respect to the financial, physical or
operational condition of the Property.
                 l. To   furnish  monthly  to  Owner  a
detailed statement of all receipts and disbursements for
each month,  such statement to be furnished on
or  before the  2Oth day of each month for the
preceding  month. Such  statements shall show the
status of collections and  shall be supported by
canceled checks, vouchers, duplicate   invoices, and
similar        documentation covering  all  items
of income  and  expense,  which shall  be  available
for inspection  by  the  Owner's representatives  at
all reasonable  times.   Manager shall  also  furnish
a monthly  operating  statement showing  the  income
and expense for  the  month  and year  to  date.
Manager shall be under no obligation to  advance funds
on behalf of Owner,  but  in  the event disbursements
are  in  excess  of   proceeds collected,  Owner
agrees to pay such excess  promptly upon demand.

                 m. If such  items  have  not  previously
been contracted  for, to contract on behalf of  Owner  for
water, gas,  electricity,  extermination,  telephone service and other services and commodities necessary for  the
operation and maintenance of the  Property; provided,
however, that no single
contract  for  any such  item  involving an expenditure  or
deposit  in excess  of $5,OOO.OO shall be made by Manager
without the prior approval of Owner.
                 n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.
      5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation  of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner.
Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are  submitted. In  the  event such
estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:
              (i)  demand that Manager refund such
excess to Owner; or
                 (ii) credit such overage to the
advances made pursuant to the next month's estimates
of Costs of Operation.  All such shortages and
overages shall be adjusted on and as of the end of
each calendar year during the period in which this
Agreement is in force and effect.
      6.  Compensation  of  Manager.   As
compensation  for  its providing  of  services
hereunder, Manager shall be  entitled  to receive
from Owner and Owner shall be obligated to pay to
Manager a  management fee equal to 5%) per month of
the Property's  total monthly  income which
management fee shall be payable to  Manager monthly
during the term hereof.  This management fee shall be
in addition  to  the reimbursement of Costs of
Operation  for  which Manager  is entitled to be
reimbursed, it being agreed that  such reimbursement
of  Costs  of Operation shall  not  be  considered
compensation  to  the Manager hereunder.  In  the
event  Manager performs special services for Owner
not expressly provided for in this  Agreement,
Manager  shall  be  entitled  to  receive  such
additional compensation as may be mutually agreed
upon by Manager and  Owner.   All rebates, discounts
or commissions collected  by Manager  or  credited to
the Manager's use which  relate  to  the purchasing
of supplies or rendering of services for the
Property shall  be  fully  disclosed to Owner and
shall be fully  credited against the Costs of
Operation.
    7. Employees of Manager.  It is specifically
agreed that all personnel  employed in connection
with the on-site  operation  of the  Property shall
be employees of Manager and not of Owner, and will be
hired,  paid,  trained, supervised  and
discharged  by
Manager;  although  the salaries or wages of all such
employees shall be considered Costs of Operation for
which Manager shall be entitled  to be reimbursed
hereunder, Manager shall be  directly responsible
for  the  servicing  of  payroll  and all  payroll
withholding taxes and reports in connection with such
employees.    .
          8.  Termination on Transfer. Owner shall
notify Manager  at least  thirty (3O) days prior to
an anticipated transfer of title to or an assignment
or  sublease  of  any  leasehold  rights pertaining
to any property or properties comprising a part of
the Property.  Upon such transfer, this Agreement
shall terminate  as to  the  particular property or
properties made subject to such transfer. Upon such
partial  termination,  all  records in possession
of  Manager  pertaining  to  the  operation  of
the properties so terminated shall be forthwith
delivered  to  Owner, and  all  Costs of Operation
and collections pertaining  to  such transferred
properties shall be settled between Owner and
Manager on  and  as  of  the date of such transfer.
Manager's  right  to compensation as to such
transferred properties shall cease as  of the  date
of such termination, but Manager shall be entitled
to compensation on a prorated basis for services
rendered  prior  to the date of such termination.
          9. Termination on Dissolution, Bankruptcy
or Assignment for the  Benefit  of  Creditors of
the Manager  This Agreement  shall terminate
immediately  upon  the dissolution,  bankruptcy or
assignment for the benefit of creditors of the
Manager.
          10. Relationship of Parties and Indemnity.
It is understood and  agreed that Manager is an
independent contractor, and is not an  employee,
representative or agent for Owner for  any  purpose
whatsoever.  This Agreement shall not constitute or
be deemed  to constitute a joint venture or
partnership agreement between Owner and  Manager.
Manager agrees to indemnify, save, defend and hold
Owner harmless from and against any and all loss,
costs, damages, claims  or  demands  for  personal
injury,  wrongful  death      or
malpractice  (to the extent that any insurance
coverage  therefor is  insufficient) which may be
asserted by third parties  against Owner  at any time
by reason of events occurring during the  term of
this  Agreement  and  arising out of or resulting
from  any undertaking, act or neglect of Manager, its
agents, employees  or any  person retained by Manager
to assist it in the discharge of its   duties  and
obligations  hereunder.   In the  event     any
litigation occurs with regard to such claims, Owner may, at its expense, retain counsel to participate in such litigation. It is also understood and agreed that no settlement of any such claim shall be made without Owner's permission if Owner may have any responsibility for payment thereof.

           11.  Use of Property. Manager shall not at
any time use  or permit  the  Property  to  be  used
for purposes  other  then  a residential  multifamily
building without  the  express  written permission
of Owner.
           12.  Possession at Termination.  Upon
expiration or earlier full termination of the
Agreement, Manager shall peaceably vacate and
surrender the Property to Owner, shall cooperate
fully  with Owner  in effecting an orderly transition
of the business of  the Property  and shall
surrender  to  Owner  all  keys,  records, contracts
and all other indicia of possession and other
records maintained  by  Manager in connection with
the operation  of  the Property.
           13.  Inspections.   Owner or its agents or
representatives shall  have  the  right at all reasonable
times  to  inspect  the
Property and all records pertaining thereto.
           14.  Notices.  All notices required hereunder
shall  be  in writing   and  shall  be  deemed
delivered  upon  delivery,if personally delivered,
or if delivered by mail, when deposited  in the
United States certified mail, postage prepaid,
return receipt requested,  properly  addressed to
the  receiving  party  at  the following addresses:
     Owner:                             Manager:
American Republic Realty Fund 1         Univesco Inc.
6210 Campbell Road, Suite 140           6210 Campbell Road
Dallas, Texas 75248                     Suite 140
                                        Dallas, Texas 75248

     15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

     16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

    17. Legal Construction.  In the event any one
or more of the provisions  contained herein shall for
any reason be held  to  be invalid, illegal,  or
unenforceable  in   any   respect, the
invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     18.  Prior Agreements.  This Agreement
constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

     19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.
      20.  Time  of  Essence.  Time is  of  the
essence in the performance of obligations set forth in this Agreement.

     21.  Counterpart Execution  This Agreement may
be  executed concurrently in one or more
counterparts, each of which shall  be deemed      an
original, but all of which together shall constitute one and the same instrument.

     22. Assignment. Notwithstanding anything to the contrary neither Manager nor Owner shall have the right to assign, in whole or in part, any of their respective rights, duties and obligations under this Agreement.

     23. Amendment. This Agreement may not be modified, amended or altered except by an agreement in writing signed by Owner and Manager.

     EXECUTED to be effective for all purposes as of the date first written here in above.

               Owner:
American Republic Realty Fund 1
6210 Campbell Road
Suite 140
Dallas, Texas 75248

               By:   Robert J. Werra, General Partner


                    Robert J. Werra

                UNIVESCO INC..
               By:
                    David Bower, Senior Vice President
Management Agreement
by and between


American republic Realty Fund 1
as "Owner"

UNIVESCO INC. as "Manager"

Date:          , 19





MULTIFAMILY MANAGEMENT AGREEMENT

This management Agreement is made as of and effective the first day of February 1, 1991 by and between Spencer Rd., LTD.., d/b/a Forestwood
Apartments,  a  (Texas) Limited  Partnership
(herein called "Owner"), and UNIVESCO INC., a Texas corporation (herein called "Manager").

           WHEREAS, Owner is the owner of an apartment
community  known as   Forestwood Apartments (263 Units)
located at (1611 Oak Creek  Lane.  Bedford,
TX 76022) (hereinafter collectively referred to as the "Property").

          WHEREAS, Manager is in the business of operating and managing residential multifamily properties; and

          WHEREAS,  Owner desires to contract with
Manager to  obtain Manager's  services as an
independent contractor for the  general maintenance,
staffing, operation and management of the  Property
(and  the  employment  of  all personnel employed
in  connection therewith)  in  all respects except as
limited herein,  including matters relating to the
leasing, the maintenance of the Property, the
compliance  with  rules  and  regulations  of  all
public authorities  having  jurisdiction  over  the
operation  of   the Property,  the  maintenance  of
all records, the billing and collection for Owner and in Owner's name of all charges to residents, the hiring, training, utilization and supervision of employees, the preparation and filing of all required reports, and the maintenance of the Property and the supplies, equipment, furniture, furnishings and structures associated therewith; and
          WHEREAS,  Manager  desires  to  perform
such  management
functions as an independent contractor in accordance with the terms hereof and for the consideration provided herein.

     NOW, THEREFORE, for and in consideration of the premises and for the further consideration recited herein, Owner and Manager agree as follows:

          1.  Appointment.  Owner  hereby  appoints
Manager as an independent contractor to act as the exclusive manager of the Property, and the Manager accepts such appointment, subject to the terms and conditions set forth herein.

          2.  Term. This Agreement shall commence as
of the date first  written herein, and shall remain
in force and effect until the first day of the
following calendar month; provided, however, that
unless  either party hereto gives notice of
termination  to the other in accordance with the
applicable notice provisions  as set  forth  herein,
or unless this Agreement otherwise terminates
pursuant  to  its  terms, this Agreement shall  be
automatically renewed on a month to month basis.
          3.  Management Standards Manager agrees to
furnish the
services  of its organization, to exercise its best
efforts,  and to    exercise  the  highest  degree of
professional  skill  and competence  in
managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.
          4.  Duties  of  Manager  Owner delegates
and  Manager
assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation inall respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:
     a.   Generally  to  manage the  Property  so
as  to
provide residential  space to qualified tenants.

     b.   To  compile and provide to Owner such
monthly,
quarterly and annual operating statements as Owner may request.

     c.   To   supervise   and   perform   the
proper maintenance, repair, equipping and supply of the Property.

     d.   To  hire, discharge, train, supervise, pay
and control  all  personnel employed at the  Property at
such  salaries as Manager may determine, and in
such numbers  and of such experience and skill levels
as Manager   may  deem  necessary  to provide
adequate management  of  the Property it being
understood  and agreed  that Owner shall have no
control or authority whatsoever over the employees of
Manager employed  at the Property.
     e.   To maintain the Property in accordance
with all applicable   rules   and   regulations   of
public authorities and to maintain the operations and physical condition of the Property in good order.

     f.   To  prepare and file all required
governmental reports, if any.

     g.   To   provide  and  maintain
all accounting, bookkeeping  and  record
keeping  relating  to   the operation of
the Property.
     h.   To  exercise  reasonable efforts
to  keep  the Property fully occupied.

     i. To  institute  and  maintain a
program  for  tenant billing, to bill
and collect all receivables for  the
account of Owner in connection with the
operation  of the  Property, and to
immediately turn over all  such collected
receivables to Owner.  In this regard,
it is  expressly understood and agreed
that  all  funds
billed  or  collected shall be owned and
controlled solely  by  Owner,  and
that Manager  shall  have  no claim   or
entitlement  thereto.   Any  such  funds
collected  by Manager shall be received
and  held  by Manager  in trust for the
benefit of Owner and  shall be  turned
over  to  Owner with a proper
accounting therefor as soon as
practicable.

     j.   To  maintain  accurate, complete
and  separate records   in   accordance  with
generally   accepted accounting
standards  and procedures,(including  tax
basis
accounting,) showing income  and
expenditures relating  to the operation
of the Property  and  from which accounts
payable  and  accounts receivable,
available  cash,  and  other assets  and
liabilities pertaining  to the Property
can be readily identified and  the
amounts  thereof determined
at  any  time. Owner  shall  have the
right at any  reasonable  time through
its   attorney  or  accountant or other
representative, or in person, to inspect
the  records kept by   Manager
pertaining  to   the   Property,
including,  but  not limited to, all
checks,  bills, invoices,   statements,
vouchers,   cash   receipts,
correspondence  and  all  other  dealing
with the management of the Property; and
Owner shall have  the further  right to,
at his own expense, have an  audit made
of all account books and records
pertaining  to the management of the
Property.
     k.   To   furnish   such   information
(including occupancy reports) as may be requested
by Owner  from time  to time with
respect to the financial, physical or
operational condition of the Property.
l.   To   furnish  monthly  to  Owner  a
detailed statement of all receipts and
disbursements for  each month,  such statement
to be furnished on  or  before
the  2Oth day of each month for the
preceding  month. Such  statements shall
show the status of collections and
shall be supported by canceled checks,
vouchers, duplicate   invoices,   and
similar   documentation covering  all
items  of income  and  expense,  which
shall  be  available for inspection  by
the  Owner's representatives  at  all
reasonable  times.   Manager shall  also
furnish  a monthly  operating  statement
showing  the  income and expense for
the  month  and year  to  date.  Manager
shall be under no obligation to  advance
funds  on behalf of Owner,  but  in  the
event   disbursements  are  in  excess of
proceeds collected,  Owner agrees
to pay such excess  promptly upon
demand.
     m.   If   such  items  have  not  previously   been
contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

     n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

     5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:
(iii)     demand that Manager refund such excess to Owner; or
(iv) credit such overage to the advances made pursuant to the next month's estimates of Costs of Operation.
All such shortages and overages shall be adjusted on and as of the end of each calendar year during the period in which this Agreement is in force and effect.

      6.  Compensation  of  Manager.   As
compensation  for  its providing  of  services
hereunder, Manager shall be  entitled  to receive
from Owner and Owner shall be obligated to pay to
Manager a  management fee equal to 5%) per month of
the Property's  total monthly  income which
management fee shall be payable to  Manager monthly
during the term hereof.  This management fee shall be
in addition  to  the reimbursement of Costs of
Operation  for  which Manager  is entitled to be
reimbursed, it being agreed that  such reimbursement
of  Costs  of Operation shall  not  be  considered
compensation  to  the Manager hereunder.  In  the
event  Manager performs special services for Owner
not expressly provided for in this  Agreement,
Manager  shall  be  entitled  to  receive  such
additional compensation as may be mutually agreed
upon by Manager and  Owner.   All rebates, discounts
or commissions collected  by Manager  or  credited to
the Manager's use which  relate  to  the purchasing
of supplies or rendering of services for the
Property shall  be  fully  disclosed to Owner and
shall be fully  credited against the Costs of
Operation.
    7. Employees of Manager.  It is specifically
agreed that all personnel  employed in connection
with the on-site  operation  of the  Property shall
be employees of Manager and not of Owner, and will be
hired,  paid,  trained, supervised  and discharged
by Manager;  although  the salaries or wages of all
such  employees shall be considered Costs of
Operation for which Manager shall be entitled  to  be
reimbursed hereunder, Manager shall be  directly
responsible  for  the  servicing  of payroll  and
all   payroll withholding taxes and reports in
connection with such employees.
      8.  Termination on Transfer. Owner shall
notify Manager  at least  thirty (3O) days prior to
an anticipated transfer of title to     or  an
assignment  or  sublease  of  any  leasehold  rights
pertaining to any property or properties comprising a
part of the Property.  Upon such transfer, this
Agreement shall terminate  as to  the  particular
property or properties made subject  to  such
transfer. Upon  such  partial  termination,  all
records in possession  of  Manager  pertaining  to
the  operation  of  the properties so terminated
shall be forthwith delivered  to  Owner, and  all
Costs of Operation and collections pertaining  to
such transferred properties shall be settled between
Owner and Manager on  and  as  of  the date of such
transfer.  Manager's  right  to compensation as to
such transferred properties shall cease as  of the
date  of such termination, but Manager shall be
entitled  to compensation on a prorated basis for
services rendered  prior  to the date of such
termination.
     9. Termination on Dissolution, Bankruptcy
or Assignment for the  Benefit  of  Creditors of the
Manager  This Agreement  shall terminate
immediately  upon  the  dissolution,  bankruptcy  or
assignment for the benefit of creditors of the
Manager.
     10. Relationship of Parties and Indemnity.  It
is understood and  agreed that Manager is an
independent contractor, and is not an  employee,
representative or agent for Owner for  any  purpose
whatsoever.  This Agreement shall not constitute or
be deemed  to constitute a joint venture or
partnership agreement between Owner and  Manager.
Manager agrees to indemnify, save, defend and hold
Owner harmless from and against any and all loss,
costs, damages, claims  or  demands  for  personal
injury,  wrongful  death      or
malpractice  (to the extent that any insurance
coverage  therefor is  insufficient) which may be
asserted by third parties  against Owner  at any time
by reason of events occurring during the  term of
this  Agreement  and  arising out of or resulting
from  any undertaking, act or neglect of Manager, its
agents, employees  or any  person retained by Manager
to assist it in the discharge
of its   duties  and  obligations  hereunder.   In
the  event     any
litigation occurs with regard to such claims, Owner may, at its expense, retain counsel to participate in such litigation. It is also understood and agreed that no settlement of any such claim shall be made without Owner's permission if Owner may have any responsibility for payment thereof.
      11. Use of Property. Manager shall not at any time use or permit the Property to be used for purposes other then a residential multifamily building without the express written permission of Owner.
        12.  Possession at Termination.  Upon
expiration or earlier full termination of the Agreement, Manager shall peaceably vacate and surrender the Property to Owner, shall cooperate fully with Owner in effecting an orderly transition of the business of the Property and shall surrender to Owner all keys, records, contracts and all other indicia of possession and other records maintained by Manager in connection with the operation of the Property.

     13.  Inspections.   Owner or its agents or
representatives shall  have  the  right at all
reasonable times  to  inspect  the
Property and all records pertaining thereto.
     14.  Notices.  All notices required hereunder
shall  be  in writing   and  shall  be  deemed
delivered  upon  delivery,         if
personally delivered, or if delivered by mail, when deposited in the United States certified mail, postage prepaid, return receipt requested, properly addressed to the receiving party at the following addresses:

Owner:                                  Manager:
Spencer Rd, LTD.                        Univesco Inc.
6210 Campbell Road, Suite 140           6210 Campbell Road
Dallas, Texas 75248                     Suite 140
                                        Dallas, Texas 75248

     15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

     16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     17. Legal Construction.  In the event any one
or more of the provisions  contained herein shall for
any reason be held  to  be invalid, illegal,  or
unenforceable  in   any   respect, the
invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     18.  Prior Agreements.  This Agreement
constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

     19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.
      20.  Time  of  Essence.  Time is  of  the
essence in the performance of obligations set forth in this Agreement.

     21.  Counterpart Execution  This Agreement may
be  executed concurrently in one or more
counterparts, each of which shall  be deemed      an
original, but all of which together shall constitute one and the same instrument.

     22. Assignment. Notwithstanding anything to the contrary neither Manager nor Owner shall have the right to assign, in whole or in part, any of their respective rights, duties and obligations under this Agreement.

     23. Amendment. This Agreement may not be modified, amended or altered except by an agreement in writing signed by Owner and Manager.

    EXECUTED to be effective for all purposes as of the date first written here in above.

     Owner:
American Republic Realty Fund 1
6210 Campbell Road
Suite 140
Dallas, Texas 75248

       By:   Robert J. Werra, General Partner


          Robert J. Werra
                 UNIVESCO INC.
     By:
         David Bower, Senior Vice President



Management Agreement
by and between


American republic Realty Fund 1

as "Owner"

UNIVESCO INC. as "Manager"

Date:

, 19